Exhibit 12

Harley-Davidson, Inc.

Computation of Ratio of

Earnings to Fixed Charges

In millions	Nine Months
	2011	2010	2009	2008	2007	2006
Income from continuing operations before provision for income taxes	$709.1	$390.5	$178.7	$1,065.9	$1,447.8	$1,624.2
Add: Fixed charges	212.4	364.8	307.4	145.0	84.3	62.2
Add: Amortization of capitalized interest	0.5	0.8	0.9	0.9	0.8	0.8
Less: Capitalized interest	0.4	0.1	—	1.6	1.3	0.3

Earnings	$921.6	$756.0	$487.0	$1,210.2	$1,531.6	$1,687.0

Fixed charges:
Interest incurred and amortization of debt issue costs	$210.9	$362.2	$304.4	$142.0	$81.5	$59.8
Estimate of interest within rental expense	1.5	2.6	3.0	3.0	2.8	2.4

	$212.4	$364.8	$307.4	$145.0	$84.3	$62.2

Ratio	4.3	2.1	1.6	8.3	18.2	27.1